Exhibit 2.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, TOP Ships Inc. (the “Company”, “we”, “us” and “our”) had common stock, par value $0.01 per share, and preferred stock purchase rights for each outstanding common share registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description sets forth certain material terms and provisions of the Company’s common stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Company’s Third Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), as amended, and the Amended and Restated By-laws (the “By-laws”), as amended, each of which is incorporated by reference as an exhibit to the annual report on Form 20-F of which this exhibit is a part. We encourage you to refer to our Articles of Incorporation and By-laws for additional information.

Capitalized terms used but not defined herein have the meanings given to them in the annual report on Form 20-F of which this exhibit is a part.

Purpose

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 4,626,197 common shares were issued and outstanding as of December 31, 2023 and as of the date of the annual report on Form 20-F of which this exhibit is a part, respectively, and 20,000,000 preferred shares with par value of $0.01, of which 100,000 Series D Preferred Shares and 3,659,627 Series F Preferred Shares were issued and outstanding as of December 31, 2023 and, with respect to the Series D Preferred Shares, as of the date of the annual report on Form 20-F of which this exhibit is a part, respectively. On February 6, 2024, we fully redeemed all of our outstanding Series F Preferred, following which no Series F Preferred Shares are outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

Description of Common Shares

Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Voting Rights

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Articles of Incorporation and By-laws, as further amended, prohibit cumulative voting in the election of directors.

Our Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Our Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution.

Limitations on Ownership

Our Articles of Incorporation and By-Laws, as further amended, do not impose any limitations on the ownership rights of our shareholders.

Description of Preferred Stock Purchase Rights

On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between us and Computershare Trust Company, N.A. (succeeded by our current transfer agent, AST), as rights agent. In connection with the Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock (the “Series A Preferred Shares”), none of which were outstanding as of December 31, 2023 and as of the date of the annual report on Form 20-F of which this exhibit is a par.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on September 22, 2016 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new of our common shares issued after October 5, 2016 until the Distribution Date described below.

Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the

Exchange Act—are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Series A Preferred Share Provisions

Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:

●	not be redeemable;

●	entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

●	entitle holders to one vote on all matters submitted to a vote of our shareholders.

The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person

●	Flip In. If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other of our securities) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

●	Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) we merge into another entity; (ii) an acquiring entity merges into us; or (iii) we sell or transfer 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

●	Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. Our Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock dividend or a stock split.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other of our securities having a value approximately equal to one common share.

Expiration. The Rights expire on the earliest of (i) September 22, 2026; or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Description of Series D Preferred Shares

On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.

On April 21, 2017, we were informed by ABN Amro Bank that we were in breach of a loan covenant that requires that any member of the family of Mr. Evangelos J. Pistiolis, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos J. Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain voting rights interests of above 50% in us. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.

The Series D Preferred Stock has the following characteristics:

Conversion. The Series D Preferred Shares are not convertible into common shares.

Voting. Each Series D Preferred Share has the voting power of 1,000 common shares. As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, we amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease.

Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution, which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the SLBs with AVIC, CMBFL, Huarong and Navigare have similar provisions that are satisfied via the existence of the Series D Shares.

Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of our Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.

The description of the Series D Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series D Preferred Shares, and Certificate of Amendment to the Certificate of Designation. Copies of the Securities Purchase Agreement and Certificate of Designation of the Series D Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the SEC on May 8, 2017. The Certificate of Amendment to the Certificate of Designation was filed as an exhibit to our Report on Form 6-K filed with the SEC on December 4, 2020.

Description of Series F Preferred Shares

On January 17, 2022, we entered into a stock purchase agreement with Africanus Inc., an affiliate of our CEO for the sale of up to 7,560,759 Series F Non-Convertible Perpetual Preferred Shares, par value $0.01, in exchange for (i) the assumption by Africanus Inc. of an amount of $48.0 million of shipbuilding costs for vessels M/T Eco Oceano CA (Hull No. 871), M/T Julius Caesar and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of our remaining payment obligations relating to the acquisition in September 8, 2021 of an additional 65% ownership interest in the newbuilding contracts for its 2 VLCCs, in an amount of up to $27.6 million.

As of December 31, 2023, 3,659,627 Series F Preferred Shares were issued and outstanding. On February 6, 2024, we fully redeemed all of our outstanding Series F Preferred Shares for an aggregate amount of approximately $43.9 million, payable in cash, following which no Series F Preferred Shares are outstanding..

The Series F Preferred Shares had the following characteristics:

Voting.  The holders of Series F Preferred Shares were entitled to the voting power of ten (10) of our common shares per Series F Preferred Share.  The holders of Series F Preferred Shares and the holders of common shares voted together as one class on all matters submitted to a vote of shareholders. Except as required by law, the holders of Series F Preferred Shares had no special voting rights and their consent was not required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Shares were entitled to receive the net assets of the Company pari passu with the Common Shares.

Redemption.  The Company at its option had the right to redeem a portion or all of the outstanding Series F Preferred Shares. Upon an optional redemption, the Company was required to pay an amount equal to $10 per Series F Preferred Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Shares included a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fell below 50% the Company would be obliged to redeem the full amount of the then outstanding Series F Preferred Shares at a redemption premium of 40%.

Dividends. The holders of outstanding Series F Preferred Shares were entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Shares. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount was payable to the relevant holders 30 days following the initial issuance of Series F Preferred Shares.

Ranking. All shares of Series F Preferred Shares ranked pari passu with the Company’s common shares.

Shareholder Meetings

Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by our Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, prohibit cumulative voting in the election of directors.

Our Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal

Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than our Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision of our By-Laws does not apply to actions arising under U.S. federal securities laws.

Anti-takeover Provisions of our Charter Documents

Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

Our Third Amended and Restated Articles of Incorporation include provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

●	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

●	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

●	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Limited Actions by Shareholders

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of our Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.

Marshall Islands Company Considerations

Our corporate affairs are governed by our Articles of Incorporation and By-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. As a result, you may have more difficulty protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held within or outside of the Marshall Islands.	May be held within or outside of Delaware.
Notice:	Notice:
Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
A copy of the notice of any meeting shall be given personally, sent by mail or by electronic mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders’ Voting Rights
Unless otherwise provided in the articles of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted

.

Marshall Islands	Delaware
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Merger or Consolidation

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders..	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

Marshall Islands	Delaware
Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares shall not be available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

● alters or abolishes any preferential right of any outstanding shares having preference; or

● creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

● alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

● excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Reasonable expenses including attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of outstanding shares or holds voting trust certificates or a beneficial interest in shares representing less than 5% of any class of such shares and the shares, voting trust certificates or beneficial interest of such plaintiff has a fair value of $50,000 or less.